Exhibit 99.8

CERTIFICATE OF QUALIFIED PERSON

As an author of the report entitled “NI 43-101 Technical Report on the Marigold Mine, Humboldt County, Nevada” dated effective November 19, 2014 prepared for Silver Standard Resources Inc. (the “Technical Report”), I hereby certify that:

1.	My name is Thomas Rice, Technical Services Manager, Marigold Mining Company (“MMC”), with business address at P.O. Box 160, 32255 Marigold Mine Road, Valmy, Nevada, 89438.

2.	I am a graduate of the Colorado School of Mines and hold a Bachelors of Science degree in Mining Engineering which was awarded in 1982.

3.	Since 2005, I have been continuously and actively involved in the resources sector working primarily in Nevada, U.S., during which time I have been employed by Barrick Gold Corporation as Engineering Superintendent at the Bald Mountain mine (April 2005 to February 2010) and by MMC as Technical Services Manager at the Marigold mine (February 2010 to present). For the past 5 years, I have been engaged in the growth, development and advancement of reserves and resources at Marigold.

4.	I am a current member of The Society for Mining, Metallurgy and Exploration, Inc. (SME), membership number 2693800.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (the “Instrument”) and certify that by reason of my education, affiliation with a professional association (as defined in the Instrument) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of the Instrument.

6.	I am responsible for the following sections of the Technical Report: 4, 5, 15, 16 and 18 through 22. I am jointly responsible for the following sections of the Technical Report: 1 through 3 and 24 through 27.

7.	I am not independent of Silver Standard Resources Inc. pursuant to section 1.5 of the Instrument.

8.	I had no involvement with the Marigold mine, prior to my employment with MMC which began in February 2010.

9.	I have read the Instrument and Form 43-101F1 (the “Form”) and the sections of the Technical Report for which I am responsible have been prepared in compliance with the Instrument and the Form.

10.	As of the date of this certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible and jointly responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

DATED at Valmy, Nevada, on November 19, 2014.

/s/ Thomas Rice
Thomas Rice, SME Registered Member